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SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMTX, LLC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway, 31st Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, ___Sarah B. Chopnick_________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _SMTX, LLC__, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title: Chief Compliance Officer

Date: February 28, 2017

LEONARD B COMBERIATE
Notary Public - State of New York
NO. 01CO6269676
Qualified in Westchester County
My Commission Expires 10.1.2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMTX, LLC.

Statements of Financial Condition

December 31, 2016

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of SMTX, LLC

We have audited the accompanying statement of financial condition of SMTX, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SMTX, LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

SMTX, LLC.

Statement of Financial Condition

December 31, 2016

Assets		
Cash and cash equivalents	$	2,349,715
Cash segregated under federal regulations		341
Prepaid expenses and other assets		20,547
Total assets	$	2,370,603
Liabilities and member's equity		
Liabilities:		
Due to customers	$	115
Payable to Nasdaq, Inc.		1,519,596
Accounts payable and accrued expenses		39,331
Total liabilities		1,559,042
Member's equity		811,561
Total liabilities and member's equity	$	2,370,603

See accompanying notes to the Statement of Financial Condition.

SMTX, LLC.

Notes to Statement of Financial Condition

December 31, 2016

1. Nature of Business

SMTX, LLC. (the Company) was formed under the laws of the State of Delaware on July 23, 2014. The Company is an introducing broker-dealer, headquartered in New York and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary business is providing paying agency services for secondary private company tender offers and private merger and acquisitions. The Company is a wholly owned subsidiary of SecondMarket Solutions, Inc. (the Parent). As of October 21, 2015, the Parent, SMTX and its affiliates were acquired by The Nasdaq Private Market, LLC, a wholly owned subsidiary of Nasdaq, Inc. (NASDAQ). The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Transaction management services revenue is generated from third party use of the Company's proprietary technology platform. Revenue is recognized on the settlement date of the transaction.

Cash and Cash Equivalents

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. At December 31, 2016, the Company had cash and cash equivalents of $2,349,715.

2. Summary of Significant Accounting Policies (continued)

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. At December 31, 2016, the Company held customer funds of $341, which were segregated in a special account for the exclusive benefit of customers of SMTX, LLC.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include prepaid amounts relating to amounts paid to regulators.

Income Taxes

The Company files its federal income tax return on a consolidated basis with its Parent and on a combined basis for state and local income taxes.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's Statement of Financial Condition to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. The Company recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination.

The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if any.

2. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

For the year ended December 31, 2016, the Company has not adopted any new accounting pronouncements that had a material impact on its Statement of Financial Condition.

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" which supersedes the revenue recognition guidance in ASC "Revenue Recognition." The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption. On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue recognition standard by one year. The Company does not expect the adoption of this standard to have a material effect on the Statement of Financial Condition.

3. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(i). This Rule requires that the Company will not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Broker or Dealers. At December 31, 2016, the Company's net capital was $791,014 which was $541,014, in excess of its minimum requirement of $250,000.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i), the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. The Company maintains a "Special Account for the Exclusive Benefit of Customers of SMTX, LLC." for such customer funds received.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ. For income tax purposes, the Company is disregarded as an entity separate from its owner pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company records taxes on a modified separate company basis as if it were a separate taxpayer. With respect to each taxable period for which a consolidated or unitary return is filed by NASDAQ, which includes the Company, NASDAQ shall pay to and has the right to

4. Income Taxes (continued)

receive from the Company an amount based on the Company's stand-alone operating results using the tax rate applicable to NASDAQ.

For income tax purposes, as a sole member LLC, the Company is a disregarded entity with its profit or loss being included in the Parent's tax return (see note 1). At December 31, 2016, no provision for income tax uncertainties has been recorded in the Company's Statement of Financial Condition. Income tax returns for the year 2015 are subject to examination by the Internal Revenue Service and state tax authorities.

5. Related-Party Transactions

The Company has entered into a service agreement with affiliates whereby the affiliates provide services to the Company including the use of its employees and other assets.

At December 31, 2016, $1,519,596 remained in Payable to Nasdaq, Inc. All affiliates are ultimately wholly-owned by NASDAQ. It is the intent and ability of management to settle all intercompany balances between NASDAQ and its wholly-owned subsidiaries, such as the Company and its Parent, on a net basis, as NASDAQ serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by NASDAQ and are settled on an as-needed basis. The Company records all transactions to and from affiliates, including tax, subject to the netting arrangement into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NASDAQ.

6. Commitments and Contingencies

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

7. Guarantees

The company has issued no guarantees at December 31, 2016 or during the year then ended.

SMTX, LLC.

Notes to Statement of Financial Condition

8. Fair Valuc Measurement - Definition and Hierarchy

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for cash, cash segregated under federal regulations, prepaid expenses and other assets and receivable from other third parties approximate fair value due to the short term nature of these assets. The Company's liabilities included in the Company's Statement of Financial Condition which include due to customers, payable to Nasdaq, Inc., accounts payable and accrued accounts, are reported at their contractual amounts, which approximate fair value.

9. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the Statement of Financial Condition and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.

STATEMENT OF FINANCIAL CONDITION

SMTX, LLC.

December 31, 2016
With Report of Independent Registered Public Accounting Firm

Nasdaq

February 28, 2017

Securities and Exchange Commission
Office of Filings and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

Dear Sir or Madam:

We submit herewith the following reports of SMTX, LLC (collectively, the "Firm").

- Two (2) copies of the firm's Statement of Financial Condition as of December 31, 2016; notes to the Statement of Financial Condition; and the accountant's report covering the Statement of Financial Condition.
- Two (2) copies of the firm's Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities and Exchange Commission for the year ended December 31, 2016, marked confidential in accordance with Rule 17-a(5)(e)(3)
- Two (2) copies of the Company's exemption report.
- Two (2) copies of the SIPC Supplemental Report.

It is our understanding that the firm's Financial Statements and Supplemental Schedules, which are bound separately from the Statement of Financial Condition, shall be deemed confidential pursuant to the disclosure standard set forth in paragraph (e)(3) of Rule 17a-5.

Very truly yours,

Sarah Chopnick
Chief Compliance Officer
SMTX, LLC